UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)

CLEAR SKIES SOLAR, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

184681104
(CUSIP Number)

June 2, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:   184681104

(1)	Names of Reporting Persons EZRA GREEN
(a) ☐
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization UNITED STATES

NUMBER OF	(5) Sole Voting Power 3,283,333**
SHARES
BENEFICIALLY	(6) Shared Voting Power 0
OWNED BY EACH
REPORTING	(7) Sole Dispositive Power 3,283,333**
PERSON WITH
(8) Shared Dispositive Power 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	3,283,333**

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐

(11)	Percent of Class Represented by Amount in Row (9) 8.1%

(12)	Type of Reporting Person (See Instructions) IN

** Includes (i) 3,000,000 shares of common stock, $.001 par value per share (the “Shares”) held directly by Mr. Green and (ii) options to purchase up to 283,333 Shares granted under the 2007 Equity Incentive Plan which are exercisable on or before June 2, 2009 or within sixty days thereafter.

Item 1(a).  Name of Issuer:

Clear Skies Solar, Inc.

Item 1(b).  Address of Issuer’s Principal Executive Offices:

200 Old Country Road, Suite 610
Mineola, New York 11501-4241

Item 2(a).  Name of Person Filing:

 Ezra Green

Item 2(b).  Address of Residence:

28 Brompton Road
Garden City, NY 11530-4226

Item 2(c).  Citizenship:

United States

Item 2(d).  Title of Class of Securities:

Common Stock, par value $.001 per share

Item 2(e).  CUSIP number:

184681104

Item 3. If this statement is filed pursuant to §§240.13d -1(b) or 240.13d -2(b) or (c), check whether the person filing is a:

	(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
 	(j) (k)	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J); Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.  Ownership.

(a)	Amount beneficially owned: 3,283,333

(b)
Percent of class:  Based on 40,498,844 shares of common stock outstanding as of June 2, 2009 and 283,333 shares which may be acquired within 60 days by Mr. Green through the exercise of outstanding options, Mr. Green holds approximately 8.1% of the class.

(c)	Number of shares to which such person has:

(i)	Sole power to vote or direct the vote: 3,283,333

(ii)	Shared power to vote or direct the vote: N/A

(iii)	Sole power to dispose or to direct the disposition of: 3,283,333

(iv)	Shared power to dispose of or direct the disposition of: N/A

Item 5.  Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.   Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 2, 2009

/s/ Ezra Green
(Signature)

Ezra Green, Chairman and CEO
(Name and Title)